

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 7, 2010

Craig Holland, President
Freeze Tag, Inc.
228 W. Main Street, 2nd Floor
Tustin, CA 92780

> **Re:** **Freeze Tag, Inc.**
> **Amendment 1 to Registration Statement on Form S-1**
> **Filed September 10, 2010**
> **File No. 333-168857**

Dear Mr. Holland:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary

1.   Please briefly define the term "casual games."

2.   With respect to third-party statements in your prospectus, such as the market data attributed to Newzoo, DFC Intelligence and the Casual Games Association in this section and in your business section, please supplementally provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in your prospectus.

Selling Security Holders, page 14

3.   We note your disclosure that the Lebrecht Group has served as your legal counsel in connection with this offering. Please disclose whether any other selling shareholder listed in your table has held any position or office or had any other material relationship

with you, any of your predecessors, or any of your affiliates within the past three years. Refer to Item 507 of Regulation S-K. Also, with respect to the shares to be offered for resale by legal entities, disclose the individual or individuals who exercise the voting and dispositive powers over those shares. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations, available on our website.

4. Please confirm, if true, that there are no registered broker-dealers or affiliates of registered broker-dealers among the selling shareholders**.**

Description of Business

Developing Casual Games, page 22

5. We note that you acquire and develop games through licensing, creating original games and working with third-party developers. In your disclosure, please discuss the average cost of producing a game through each of these methods.

Distributing Casual Games, page 23

6. Please disclose the status of the games that you are developing for distribution on social networking platforms. Refer to Item 101(h)(4)(iii) of Regulation S-K.

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Estimates

Other Revenues, page 32

7. Please describe the work-for-hire and Ad game services that you reference in this section.

Concentrations of Credit Risk, Major Customers and Major Vendors, page 34

8. Please describe your contractual arrangements with your major customers. Please also provide us with your analysis as to whether you are substantially dependent upon your agreements with any of your major customers. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K. Similarly, provide us with your analysis as to whether you are substantially dependent upon your licensing agreements with Ohio Art Company and CMG Worldwide.

Revenue, page 40

9. You indicate in this section that your increase in revenue in 2009 was due to an increase in the number of games you published and the fact that you developed games based on

third party intellectual property. Please clarify why developing games based on third party intellectual property led to an increase in your revenue.

Interest Income/Expense; Net, page 41

10.   Please file your loan agreement with Sunwest Bank as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions, page 52

11.   In regard to the notes payable to Messrs. Holland and Donahoo, disclose the amount outstanding on the notes as of the latest practicable date and the amount of principal and interest paid since the notes were issued. Refer to Items 404(a)(5) and (d)(1) of Regulation S-K. Also, provide disclosure regarding the convertible note loan from the Holland Family Trust discussed in Note 13 to your financial statements.

Recent Sales of Unregistered Securities, page II-1

12.   In this section, disclose the facts supporting your reliance upon Rule 506 of Regulation D as an exemption from registration for the January 31, 2010 private placement. Refer to Item 701(d) of Regulation S-K. We note the Form D filed on March 3, 2010 and the amendments filed on April 27 and 28.

Item 17. Undertakings, page II-3

13.   Please include the appropriate undertaking required by Item 512(a)(5).

Signatures, page II-5

14.   The filing must be signed by the company's chief accounting officer or controller. Refer to Instruction 1 to Signatures in the Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 if you have any questions about our comments. If you need additional assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile: (949) 635-1244
        Brian A. Lebrecht, Esq.